SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Merisel, Inc.

(Name of Issuer)

Common Stock – $.01 Par Value

(Title of Class of Securities)

589849 10 8

(CUSIP Number)

Samuel A. Flax

Executive Vice President

American Capital Strategies, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, MD 20814

(301) 951-6122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589849 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Capital Strategies, Ltd. 52-1451377
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IV

CUSIP No. 589849 10 8

1.	Names of Reporting Persons TU Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Item 4.	Purpose of Transaction

On June 9, 2008, counsel to TU Holdings, Inc. (“Parent”), TU Merger Sub, Inc. (“Merger Sub”) and American Capital Strategies, Ltd. (“American Capital” and collectively with Holdings and Merger Sub, “ACAS”) notified counsel to Merisel, Inc. (“Merisel”) in writing (the “Letter”) that Parent was exercising its right to terminate the Merger Agreement pursuant to Section 6.1(f)(i) thereof, which termination was effective immediately and also resulted in the automatic termination of the Voting Agreement. A copy of the Letter is attached hereto as Exhibit 7.1 and is incorporated herein by reference. Merisel issued a press release dated June 10, 2008 disputing the validity of the termination. ACAS considers the Merger Agreement and Voting Agreement termination effective but Parent, Merger Sub and American Capital reserve the right to evaluate a potential transaction involving Merisel or its securities.

Item 5.	Interest in Securities of the Issuer

As of June 9, 2008, Parent and American Capital beneficially own no shares of Merisel. By virtue of the termination of the Merger Agreement and the resulting termination of the Voting Agreement, as of June 9, 2008 Parent and American Capital may no longer be deemed to be the beneficial owners of more than five percent of Merisel’s common stock (including any shares that they may have previously been deemed to beneficially own as a result of such agreements).

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
7.1	Letter, dated June 9, 2008, from counsel to American Capital Strategies, Ltd. to counsel to Merisel, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2008

AMERICAN CAPITAL STRATEGIES, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

TU HOLDINGS, INC.

By:	/s/ Dean Anderson
Name:	Dean Anderson
Title:	President